MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

8 January 2003

04 JAN 13 AM 7:21

04012046

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8 January 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

Dlw 1/13

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name of registered holder	Number of shares held
HSBC Global Custody Nominee (UK) Ltd a/c 914945	90,138
HSBC Global Custody Nominee (UK) Ltd a/c 775245	2,255,834
HSBC Global Custody Nominee (UK) Ltd a/c 357206	13,082,268
HSBC Global Custody Nominee (UK) Ltd a/c 866203	294,500
HSBC Global Custody Nominee (UK) Ltd a/c 360509	302,250
Total	16,024,990

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

612,000

8. Percentage of issued class

0.112%

9. Class of security

Ordinary shares of 10p

10. Date of transaction

2 January 2004

11. Date company informed

7 January 2004

12. Total holding following this notification

16,024,990

13. Total percentage holding of issued class following this notification

2.94%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

8 January 2004

Your Fax: 0161 232 6524

6 January, 2004

Legal & General

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Disclosure of Interest in shares Under Section 198

Consequent upon a sale in the market of 612,000 shares on the 02 January 2004, Legal & General Group Plc companies are now the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	90,138	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	2,255,834	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	13,082,268	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	294,500	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	302,250	
	16,024,990	2.94%

Please note that this percentage is based on our understanding that your issued share capital is 544,458,490, which is the figure quoted by Exshare.

Please address any queries you may have to **Julia Stone** on 020 7528 6742.

Yours faithfully,

Julia Stone
Authorised Signatory

Lee Toms
Authorised Signatory